March 3, 2015

Ms. Sheila Stout
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington DC, 20549-4720

Re: SEC Sarbanes-Oxley Review of the Deutsche Family of Funds.

Dear Ms. Sheila Stout:

Further to our conference call on December 10, 2014 and January 14, 2015, please find enclosed a spreadsheet setting forth the issues raised during the call and our responses. The Registrants referenced in the response include:

-

CASH ACCOUNT TRUST
CASH MANAGEMENT PORTFOLIO
CASH RESERVE FUND, INC.
DEUTSCHE EQUITY 500 INDEX PORTFOLIO
DEUTSCHE GLOBAL/INTERNATIONAL FUND, INC.
DEUTSCHE INCOME TRUST
DEUTSCHE INSTITUTIONAL FUNDS
DEUTSCHE INTERNATIONAL FUND, INC.
DEUTSCHE INVESTMENT TRUST
DEUTSCHE MARKET TRUST
DEUTSCHE MONEY FUNDS
DWS MONEY MARKET TRUST
DEUTSCHE MUNICIPAL TRUST
DEUTSCHE PORTFOLIO TRUST
DEUTSCHE SECURITIES TRUST
DEUTSCHE STATE TAX-FREE INCOME SERIES
DEUTSCHE TARGET DATE SERIES
DEUTSCHE TARGET FUND
DEUTSCHE TAX FREE TRUST
DEUTSCHE VALUE SERIES, INC.
INVESTORS CASH TRUST
TAX-EXEMPT CALIFORNIA MONEY MARKET FUND
DEUTSCHE HIGH INCOME OPPORTUNITIES FUND, INC.
DEUTSCHE GLOBAL HIGH INCOME FUND, INC.
DEUTSCHE HIGH INCOME TRUST
DEUTSCHE MULTI-MARKET INCOME TRUST
DEUTSCHE MUNICIPAL INCOME TRUST
DEUTSCHE STRATEGIC INCOME TRUST
811-05970
811-06073
811-03196
811-06698
811-04670
811-04049
811-06071
811-00642
811-00043
811-01236
811-02527
811-03495
811-02671
811-00042
811-02021
811-03657
811-08606
811-05896
811-03632
811-05385
811-06103
811-05076
811-21949
811-06671
811-05482
811-05689
811-05655
811-08382

DEUTSCHE STRATEGIC MUNICIPAL INCOME TRUST
DEUTSCHE INVESTMENTS VIT FUNDS
DEUTSCHE VARIABLE SERIES I
DEUTSCHE VARIABLE SERIES II
THE CENTRAL EUROPE, RUSSIA AND TURKEY FUND, INC.
THE EUROPEAN EQUITY FUND, INC.
THE NEW GERMANY FUND, INC.
(collectively, the “Deutsche Funds”)
811-05767 811-07507 811-04257 811-05002 811-06041 811-04632 811-05983

In connection with responding to your comments, please be advised that the Deutsche Funds acknowledge that:

•	The Deutsche Funds are responsible for the adequacy and accuracy of the disclosure in the filings;
•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Deutsche Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, or need further information, please contact the undersigned at (617) 295-2663.
.

Sincerely,

/s/Paul Schubert

Paul Schubert
Managing Director,
Treasurer, Deutsche Funds

Enclosure

Number	SEC Request	Fund	Deutsche Response
1	When LIBOR is referenced in a derivative description or line of credit note, disclosure the specific LIBOR. In addition, disclose in a table the current LIBOR rate at period end.	Funds with derivatives or line of credit tied to LIBOR	Effective with the January 2015 shareholder reports, disclosure will include the specific LIBOR reference and a table with applicable LIBOR rates will be added.
2	For funds with waivers, are the funds able to recapture? Is so, disclose the provisions of the recapture.	All Funds with waivers	Currently there is not a recapture feature in place for any of the funds.
3	Sector vs. concentration risk. For funds with greater than 25% in a particular sector, consider adding sector risk as a principal risk	All Funds
To the extent that the Fund invests more than 25% of its assets in a particular sector, the Fund will add appropriate risk disclosure under Stock Market Risk when the Fund next updates its registration statement.

4	If material, ensure the Management Discussion of Fund Performance (MDFP) discusses the effect of derivatives on the funds' performance	All Funds	The Funds will evaluate the effect of derivatives on fund performance and consider appropriate disclosure, as necessary, in the MDFP.
5	For funds with high portfolio turn-over (>100%, year-over- year), add risk language to the prospectus	Deutsche Global Income Builder Fund
To the extent that the Fund has an annual portfolio turnover rate in excess of 100% and the portfolio manager intends to actively trade the portfolio in the future, the Fund will add appropriate risk disclosure relating to active trading when the Fund next updates its registration statement.

6 (a)	The net expense ratio in the fee table in the prospectus is inconsistent with the net expense ratio in the financial highlights	All Funds with waivers
The net ratios are different due to timing of contractual cap approval by the Funds’ Board.  The Board approves contractual caps annually in September with an effective date of October 1st.  Therefore, almost all funds will have multiple caps within the same fiscal year-end.  The funds’ net ratios reported in the annual reports reflect a blended rate for the 12 month period and the net ratio in the prospectus fee table shows the highest possible net ratios for the period.

6(b)	The gross expense ratio in the fee table in the prospectus is inconsistent with the gross expense ratio in the financial highlights	Deutsche Strategic High Yield Tax Free Fund Deutsche Global Small Cap Growth Fund Deutsche High Income Fund
Effective 10/1/2014, the management fee for Deutsche Strategic High Yield Tax Free Fund was reduced by 0.05 % in each tier. Therefore, the prospectus fee table was updated to reflect the change in management fee and footnote was added to the table explaining the new management fee schedule.  For Deutsche Global Small Cap Fund,  the gross ratios in the 5/1/2014 prospectus are consistent with the gross ratios in the 10/31/13 annual report.  For Deutsche High Income Fund, the gross ratios in the 2/1/2014 prospectus are consistent with the 9/30/13 annual report.

7	PIK (Payment in kind)- need to bifurcate if all or a portion of the income is paid in kind	Deutsche Core Plus Income Fund	Effective with the January 2015 shareholder reports, securities identified as PIKs in the Schedule of Investments will disclose, if applicable, the portion of the income paid in cash.
8	ROCSOP- Suggest disclosing ROCSOP adjustment in the notes to the financial statements	All Funds	In the funds financial statements, we include the primary reasons for book to tax differences but do not include the actual ROCSOP adjustments. We believe this approach is appropriate.
9
Allocation of Trust level expenses.  Current disclosure states that Trust expenses which cannot be directly attributed to a fund are apportioned among the funds in the Trust based upon relative net assets or other appropriate measurers.  What are these other appropriate measures?  Enhance disclosure to expand other appropriate measures.
All Funds
All trust level expenses are allocated based on average net assets with the exception of Federal Registration Fee, which is allocated based on a percentage of net subscriptions among impacted funds, and regulatory filing fees, which are allocated based on straight line across funds within the same series. We feel the current disclosure is appropriate.

10	Fair Value Measurements Hierarchy. Add additional detail for class of security if entire class is not all is one level	All Funds	If material, the Funds will add additional detail to the leveling detail.
11	On the Statement of Assets and Liabilities, include on a separate line item restricted cash, if any	Daily Assets Fund Institutional	The cash held by Daily Assets Fund Institutional as of 6/30/14 was not restricted. Restricted cash, if any, is broken out on the Statement of Assets and Liabilities.
12	Is the Lehman receivable for Deutsche Communications Fund still realizable?	Deutsche Communications Fund	Based on discussions with our outside counsel who has contacted the bankruptcy administrator, we believe the receivable is realizable.
13	For funds with return of capital distributions, were the funds in compliance with Rule 19a-1?	All funds
Yes, the funds have written procedures designed to be in compliance with Rule 19A-1.  At the time of distribution if the character of the distribution is other than net investment income, a section 19 notice accompanies the payment.

14	For funds with credit default swaps, do the funds have sufficient collateral for the maximum notional amount of the contracts?	All funds	Yes, the funds with credit default swaps have sufficient unencumbered assets to cover the notional of the credit default swaps.
15
Since Deutsche Global Inflation Fund includes "global" in its name, please confirm the fund invests in at lease three countries, including the United States, and that typically at least 40% of its net assets will be foreign investments
Deutsche Global Inflation Fund
Yes, at 9/30/14, the Deutsche Global Inflation Fund is in line with its investment policy set out in the fund's Statement of Additional Information.  The fund's investment policy states that under normal conditions, the fund will have investment exposure to at least three countries, including the United States, and combined direct and indirect foreign exposure to foreign securities, foreign currencies and other foreign investments (measured on a gross basis) equal to at least over 40% of the fund's net assets.